Direct Voice Direct Fax E-Mail	Gregory Akselrud Partner 818.444.4503 818.444.6303 gakselrud@stubbsalderton.com

August 25, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	AtheroNova Inc.
Responses to Staff Comments of August 16, 2010 with respect to:
Registration Statement on Form S-1
Filed June 29, 2010
File No. 333-167866

Ladies and Gentlemen:

On behalf of AtheroNova Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated August 16, 2010 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.  All stock numbers and prices have been adjusted to reflect a 1-for-200 reverse stock split effectuated by the Company on June 23, 2010 (the “Reverse Split”).

FORM S-1

       1.      We disagree with your analysis underlying your conclusion that the offering is a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) based on our consideration of the following factors:

•	the large number of shares to be registered as compared to the number of shares outstanding held by non-affiliates;

•
the significant discount to the market price of the per share conversion price at which the selling stockholders will purchase the common stock underlying the convertible notes upon conversion or exercise; and;

•	the selling stockholders’ limited investment in the company prior to the Capital Raise Transaction and the limited time periods for which such prior investments were held.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
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Securities and Exchange Commission August 25, 2010 Page 2

Given these facts, we view the offering as a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Accordingly, please:

•	file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•	register the transaction on the form you are eligible to use to register the transaction as a primary offering;

•	identify the selling stockholders as underwriters in the registration statement;

•	include the price at which the underwriters will sell the securities.

The Company acknowledges the Staff’s comment.

Number of Shares to be Registered

The Company will reduce the number of shares to be registered for resale in the Registration Statement on Form S-1 (File. No. 333-167866) originally filed with the Commission on June 29, 2010 (the “Registration Statement”) to 1,805,825, consisting of 486,722 shares of the Company’s common stock (the “Issued Shares”), and 1,319,103 shares of the Company’s common stock issuable upon partial conversion of the 2.5% Senior Secured Convertible Notes (“Convertible Notes”) issued by the Company to the selling stockholders pursuant to that certain Securities Purchase Agreement dated May 13, 2010, among the Company and the selling stockholders.

The revised aggregate number of shares to be registered for resale (1,805,825) constitutes one-third of the Company’s public float.  For purposes of this analysis, and taking into account the Company’s discussions with the Staff, the Company has assumed that the number of shares held by non-affiliates (excluding the selling stockholders) immediately prior to the capital raise transaction described in the Registration Statement was 5,417,476, determined as follows:

22,687,553	Shares outstanding as of May 13, 2010
(10,705,233)	Less, shares held by officers and directors
(6,078,122)	Less, shares held by greater than 10% stockholder
(486,722)	Less, shares held by the selling stockholders
5,417,476	Shares held by non-affiliates (excluding selling stockholders)

The 22,687,553 shares of the Company’s common stock outstanding as of May 13, 2010, account for all adjustments resulting from the Reverse Split, including special treatment for certain stockholders to preserve round lot holders.  The Company will revise the Registration Statement to reflect 22,687,553 shares of common stock currently outstanding (as opposed to 22,680,927 shares of common stock) as the Company has not issued additional shares of its common stock since May 13, 2010.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
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Securities and Exchange Commission August 25, 2010 Page 3

The Company will include the table below in a revised discussion in the section captioned Corporate History in the Description of Business included in the first amendment to the Registration Statement (the “First Amendment”).

Shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the Company, and affiliates of the selling stockholders	5,417,476
Shares registered for resale by the selling stockholders, individually and as a group, or affiliates of the selling stockholders in prior registration statements	0
Shares registered for resale by the selling stockholders, individually and as a group, or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders
N/A
Shares that have been sold in registered resale transactions by the selling stockholders, individually and as a group, or affiliates of the selling stockholders	N/A
Shares registered for resale on behalf of W-Net Fund I, L.P. or its affiliates in the current transaction	635,975
Shares registered for resale on behalf of Europa International, Inc. or its affiliates in the current transaction	635,975
Shares registered for resale on behalf of MKM Opportunity Master Fund, Ltd. or its affiliates in the current transaction	533,875
Shares registered for resale on behalf of the selling stockholders as a group, or affiliates of the selling stockholders as a group in the current transaction	1,805,825

Discount to Market Price

While the per share conversion price at which the selling stockholders will purchase the common stock underlying the Convertible Notes upon conversion represents a significant discount to the market price of the Company’s common stock on May 13, 2010, the date the Convertible Notes were sold, the Company respectfully submits that the market price of the Company’s common stock, as reflected on the OTC Bulletin Board (“OTCBB”) on May 13, 2010, did not reflect the fair market value of the Company’s common stock as of such date.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission August 25, 2010 Page 4

As we believe the Staff would readily acknowledge, the market price of a public shell company, as quoted on the OTCBB, does not always reflect the fair market value of a share of that company’s common stock.  Market prices for public shall companies, like the Company prior to the reverse merger, are highly volatile, can have material increases and decreases based on immaterial share trades, and often do not take into account any rational business determination or valuation as to fair market value per share.  As identified in the Risk Factors section of the Registration Statement, the market price of the Company’s common stock is likely to be highly volatile because, for some time, there will likely be a thin trading market for the Company’s common stock, which causes trades of small blocks of stock to have a significant impact on the market price.  This is demonstrated by the Company’s historical price and trading activity.  On April 1, 2010, the date on which the Company announced its entry into the Agreement and Plan of Merger dated March 26, 2010, among the Company, Z&Z Merger Corporation and Z&Z Medical Holdings, Inc. (now AtheroNova Operations, Inc.), the closing per share price of the Company’s common stock on the OTCBB was $6.00, reflecting a market capitalization of approximately $2,677,200.  Given the Company’s status as a shell company at that time, with nominal assets and no operations, a market price of $6.00 and market capitalization of approximately $2,677,200 was clearly inflated and did not reflect the Company’s fair value.  In fact, the price per share had not changed since March 3, 2010 (moving from $4.00 to $6.00 on March 4, 2010), and even then, had likely changed based on volume equal to less than 200 shares.  On May 13, 2010, the closing per share price of the Company’s common stock on the OTCBB had increased to $20.00 based on a trade of 100 shares that occurred on May 12, 2010 (reflecting a market capitalization of approximately $8,924,000 prior to the merger).  As the Company had not, at that time, filed a Current Report on Form 8-K regarding the closing of the merger and disclosing the financial statements of AtheroNova Operations, Inc., that market price could not have reflected the market’s analysis of the aggregate value of the combined enterprise, as the market had no information on which to base the increase in the closing per share price of the Company’s common stock that occurred on May 12, 2010, and accordingly, the market price of the Company’s common stock, both on May 12 and May 13, could not have reflected the fair market value of the combined enterprise.  As of August 24, 2010, the closing per share price of the Company’s common stock on the OTCBB was $1.16, and such price has fluctuated during the month of August from $1.11 to $2.00 based on trades of 100 shares to as many as 7,900 shares.  While these recent prices may reflect a valuation closer to the true fair market value per share of the combined enterprise, particularly in light of the information currently available to investors, the Company respectfully contends that such a valuation would still be difficult given the factors identified above.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
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Securities and Exchange Commission August 25, 2010 Page 5

More importantly, the per share conversion price at which the selling stockholders will purchase the common stock underlying the Convertible Notes upon conversion resulted from arms-length negotiations between the selling stockholders and the then management and board of directors of AtheroNova Operations, Inc. (which currently represent the management and majority of the board of directors of the Company), based on the parties’ mutual determination of the fair market value of a combined enterprise consisting of AtheroNova Operations, Inc. (and its business) as a wholly-owned subsidiary of the Company.  In determining such fair market value, the parties considered, among other factors, information then available to them regarding the business of AtheroNova Operations, Inc. – information that did not become available to the market until the Company filed a Current Report on Form 8-K on May 20, 2010.  While the parties did take into account the relative value of the Company, as a then public shell corporation, in the combined enterprise, that analysis did not in any instance take into account the price per share at which the Company’s common stock may have been trading at the time - and certainly would not have taken into account what the price could be trading at on the date of closing.  That price was entirely outside of the control of the selling stockholders.  We discuss the reasons for this above.  To the contrary, the negotiation was conducted in a manner similar to an investment in a private company, where no public market is available, whereby the parties continued negotiations until such time that they were able to agree upon a mutually acceptable fair market value for the combined enterprise.  Accordingly, the per share conversion price did not, as concerns the selling stockholders, reflect any discount to the parties’ arms-length negotiated fair market value of the combined enterprise.

In fact, the per share conversion price of the Convertible Notes actually represented a premium to the per share exercise price (approximately $0.22) of warrants issued by AtheroNova Operations, Inc. in March 2010 (these warrants were the most recently issued securities by AtheroNova Operations, Inc. prior to the merger).

In light of the foregoing, the Company respectfully submits that while the per share conversion price of the Convertible Notes represents a significant discount to the market price of the Company’s common stock on the date the Convertible Notes were sold, such per share conversion price does not, as concerns the selling stockholders, reflect a discount to the parties’ arms-length negotiated (and reasonably determined based on available data) fair market value of a share of common stock of the combined enterprise, and that the lack of a discount to the combined enterprise’s fair market value in the capital raise transaction weighs in favor of a determination by the Staff that the offering is a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Limited Investment in the Company; Limited Holding Period

W-Net Fund I, L.P. (“W-Net”) and Europa International, Inc. (“Europa”), two of the selling stockholders, were the Company’s majority stockholders prior to the merger.  Each of W-Net and Europa have held their shares of the Company’s common stock for a period in excess of ten months (with respect to W-Net, such shares were held by Woodman Management Corporation, an affiliated entity, for approximately seven months and then transferred to W-Net), and each of W-Net and Europa converted approximately $270,492 of indebtedness into 45,083 shares of the Company’s common stock in connection with the merger.  When combined with their investment in the capital raise transaction, each of W-Net and Europa has invested approximately $770,492 in the Company.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
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Securities and Exchange Commission August 25, 2010 Page 6

Each of W-Net, Europa and MKM Master Opportunity Fund, Ltd. (the remaining selling stockholder) (“MKM”) has held its Convertible Note for a period of over three months, and each selling stockholder expressly represented that it was acquiring the Convertible Note and the shares of the Company’s common stock issuable upon conversion of the Convertible Note not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Act.  As such, the selling stockholders have evidenced their agreement to hold the securities as long as necessary to comply with applicable securities laws.  In addition, to the Company’s knowledge, no selling stockholder is in the business of underwriting securities.  To the contrary, each selling stockholder expressly represented to the Company its intention to hold the securities for investment purposes and not as a nominee or with a view towards the distribution thereof.

Based on the above analysis, and taking into account the Company’s responses previously provided to the comment letter dated July 20, transmitted to the Company by the Staff, the Company respectfully asserts that the Registration Statement pertains only to securities to be offered or sold by or on behalf of a person or persons other than the Company, a subsidiary of the Company or a person of which the Company is a subsidiary.  Accordingly, the Company respectfully submits that the offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

       2.      We note your disclosure in your response to prior comment three that no payments will be due to the selling stockholders in the first year following the sale of the Convertible Notes.  Please expand your disclosure to include a discussion of the interest accrual terms of the Convertible Notes, as you have elsewhere in the registration statement, that result in no cash interest paid on the notes during that time.

The Company acknowledges the Staff’s comment.  The Company will include the following disclosure in a revised discussion in the section captioned Corporate History in the Description of Business included in the First Amendment:

“Under the Convertible Notes, the Company is obligated to repay to the selling stockholders on May 12, 2014 (the maturity date), the principal amount of $1,500,000.  The Convertible Notes accrue simple interest at the rate of 2.5% per annum (which interest rate shall be increased to 12% from and for the continuation of an event of default) on the unpaid/unconverted principal balance, payable on the maturity date of the Convertible Notes.  As the Convertible Notes provide that interest is payable on the maturity date, no cash interest will be paid on the Convertible Notes during the first year following the sale thereof.”

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission August 25, 2010 Page 7

       3.      We note your disclosure in response to prior comment seven.  Please revise the tabular disclosure to include only prior securities transactions between you and each selling stockholder and provide such information for each selling stockholder individually rather than in the aggregate.  Further, please reconcile your disclosure of outstanding common stock and outstanding non-affiliate public float with your statement in the registration statement that common stock outstanding as of June 23, 2010 was 22,680,927.

The Company acknowledges the Staff’s comment.  The Company had no transactions with MKM prior to the capital raise transaction.

The following table sets forth comparative information regarding the outstanding shares of the Company’s common stock, the shares of the Company’s common stock (and the percentage represented thereby) issued in transactions with W-Net, and the market price of the Company’s common stock as of the date of the transaction and as of August 24, 2010.

	DEMAND NOTE	REVOLVING NOTE/ REPLACEMENT NOTES	CONVERSION OF NOTES
Date of Transaction	12/31/07	10/19/09	05/13/10
Outstanding Shares of Common Stock Prior to Transaction	446,200	446,200	446,200
Outstanding Shares of Common Stock Prior to Transaction Held by Non-Affiliates (excluding the Selling Stockholders)	22,310	22,310	22,310
Shares of Common Stock issued in Transaction	0	0	45,083
Percentage of Total Issued and Outstanding Shares of Common Stock Issued in Transaction (Based on Outstanding Shares of Common Stock Held by Non-Affiliates (excluding the Selling Stockholders))	0%	0%	202.08%
Market Price Per Share of Common Stock Immediately Prior to Transaction	$4.00	$4.00	$20.00
Market Price Per Share of Common Stock as of August 24, 2010	$1.16	$1.16	$1.16

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission August 25, 2010 Page 8

The following table sets forth comparative information regarding the outstanding shares of the Company’s common stock, the shares of the Company’s common stock (and the percentage represented thereby) issued in transactions with Europa, and the market price of the Company’s common stock as of the date of the transaction and as of August 24, 2010.

	DEMAND NOTE	REVOLVING NOTE/ REPLACEMENT NOTES	CONVERSION OF NOTES
Date of Transaction	12/31/07	10/19/09	05/13/10
Outstanding Shares of Common Stock Prior to Transaction	446,200	446,200	446,200
Outstanding Shares of Common Stock Prior to Transaction Held by Non-Affiliates (excluding the Selling Stockholders)	22,310	22,310	22,310
Shares of Common Stock issued in Transaction	0	0	45,083
Percentage of Total Issued and Outstanding Shares of Common Stock Issued in Transaction (Based on Outstanding Shares of Common Stock Held by Non-Affiliates (excluding the Selling Stockholders))	0%	0%	202.08%
Market Price Per Share of Common Stock Immediately Prior to Transaction	$4.00	$4.00	$20.00
Market Price Per Share of Common Stock as of August 24, 2010	$1.16	$1.16	$1.16

The Company intends to include the disclosure above in a revised discussion in the section captioned Corporate History in the Description of Business included in the First Amendment.

As disclosed above, there were 22,687,553 shares of the Company’s common stock outstanding as of May 13, 2010, accounting for all adjustments resulting from the Reverse Split, including special treatment for certain stockholders to preserve round lot holders.  The Company will revise the Registration Statement to reflect 22,687,553 shares of common stock currently outstanding (as opposed to 22,680,927 shares of common stock) as the Company has not issued additional shares of its common stock since May 13, 2010.  Each of the transactions reported in the tables above occurred prior to the Company’s consummation of the merger.  Consequently, as of the dates of such transactions, the Company had not issued shares of its common stock to the former stockholders of AtheroNova Operations, Inc., and had outstanding 446,200 shares of common stock.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission August 25, 2010 Page 9

       4.      We note your response to prior comment nine.  Please expand your disclosure to provide a discussion of the future prospects anticipated to materialize on account of the results of your initial study in vivo and the anticipated revenues from such future prospects upon which you based your conclusion that you will have the financial ability to make all payments on the Convertible Notes.

The Company acknowledges the Staff’s comment.  The initial results of the Company’s initial study in vivo indicate that the Company’s pharmacological compounds and delivery systems have the potential to cause regression of existing atherosclerotic plaques from the body’s arteries and from other tissues.  Existing classes of atherosclerotic drugs, including statins, have demonstrated market success, achieving significant revenue without demonstrating any efficacy at reducing atherosclerotic plaques at commonly used dosage levels.  Only one study (A Study to Evaluate the Effect of Rosuvastatin on Intravascular Ultrasound published March 13, 2006) demonstrated minimal efficacy at reducing plaque, and then only on patients taking the maximum approved dosage for two years.  The Company is currently preparing to commence a second animal study to validate the efficacy findings of its initial study and prepare for upcoming human trials.

The Company currently plans to develop multiple applications for its compounds, and to generate revenue from the sale of such applications.  The Company also plans to license its compounds, both domestically and internationally, to strategic partners and distributors, and to generate revenue from royalties paid by such strategic partners and distributors.  The Company believes that existing market sectors (with their approximate annual cash flows) which may be subject to obviation or disruption by its compounds include Serum Screening ($3 Billion), Imaging ($12 Billion), Diagnostic Catheterizations ($12 Billion), Statin Drug Therapies ($10 Billion) and Drug Eluting Stents ($6 Billion).  While the Company cannot currently accurately quantify anticipated revenues from the sale of its applications and licensing arrangements based on the fact that the Company is still in the development stage, given the initial efficacy results of the Company’s first in vivo study, and the size of existing market sectors which may be subject to obviation or disruption by its compounds, the Company reasonably believes that it will have the financial ability to make payments on the Convertible Notes once it begins to generate revenue.

In the event that the Company does not begin to generate revenue prior to the maturity date of the Convertible Notes, the Company will seek alternative funding to pay its obligations under the Convertible Notes.

*   *   *   *   *

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
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Securities and Exchange Commission August 25, 2010 Page 10

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503, or Louis Wharton, at (818) 444-4509.

Sincerely,

                                                                                                                /s/Greg Akselrud
Greg Akselrud

cc:           Mark Selawski

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
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